NOTICE TO READERS

This notice accompanies and should be read in conjunction with news release #14-11 for Eldorado Gold Corporation filed October 30, 2014 via SEDAR with Canadian securities regulatory authorities under SEDAR Project Number 02272875. As the result of certain typographical errors, the news release has now been amended.